BB&T

Best Bank In Town
Since 1872

First Quarter 2011 Earnings Conference Call

April 21, 2011

Kelly S. King
Chairman and Chief Executive Officer

Daryl N. Bible
Chief Financial Officer

Clarke R. Starnes
Chief Risk Officer



Forward-Looking Information

This presentation contains certain forward-looking statements with respect to the financial condition, results of operations and businesses of BB&T. Statements that are not historical or current to facts or statements about beliefs and expectations are forward-looking statements. Forward-looking statements involve certain risks and uncertainties and are based on the beliefs and assumptions of the management of BB&T, and the information available to management at the time that this presentation was prepared. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following: (1) general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and / or a reduced demand for credit or other services; (2) changes in the interest rate environment may reduce net interest margins and / or the volumes and values of loans made or held as well as the value of other financial assets held; (3) competitive pressures among depository and other financial institutions may increase significantly; (4) legislative or regulatory changes, including changes resulting from the adoption and implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and changes in accounting standards, may adversely affect the businesses in which BB&T is engaged; (5) local, state or federal taxing authorities may take tax positions that are adverse to BB&T; (6) reduction in credit ratings; (7) adverse changes may occur in the securities markets; (8) competitors of BB&T may have greater financial resources and develop products that enable them to compete more successfully than BB&T; (9) costs or difficulties related to the integration of the businesses of BB&T and its merger partners may be greater than expected; (10) unpredictable natural or other disasters could have an adverse effect on us in that such events could materially disrupt our operations or the ability or willingness of our customers to access the financial services we offer; (11) expected cost savings associated with completed mergers and acquisitions may not be fully realized or realized within the expected time frames; and (12) deposit attrition, customer loss or revenue loss following completed mergers and acquisitions, may be greater than expected. You should not place undue reliance on any forward-looking statement and should consider all of the foregoing uncertainties and risk, as well as those more fully discussed under Item 1A. "Risk Factors Related to BB&T's Business" of BB&T's Annual Report on Form 10-K and in any of BB&T's subsequent SEC filings. Forward-looking statements speak only as of the date they are made, and BB&T undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

Non-GAAP Information

This presentation contains financial information and performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). BB&T's management uses "non-GAAP" measures in their analysis of the Corporation's performance. BB&T's management believes that these non-GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods as well as demonstrating the effects of significant gains and charges in the current period. The Company believes that a meaningful analysis of its financial performance requires an understanding of the factors underlying that performance. BB&T's management believes that investors may use these non-GAAP financial measures to analyze financial performance without the impact of unusual items that may obscure trends in the Company's underlying performance. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. BB&T's management uses these measures to evaluate the underlying performance and efficiency of its operations. BB&T's management believes these measures reflect core trends of the business, excluding purchase accounting amortization that will cease in the future, while the acquired business will remain. Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies. Asset quality ratios have been adjusted to remove the impact of acquired loans and foreclosed property covered by the FDIC loss sharing agreements as management believes their inclusion results in distortion of those ratios and may not be comparable to other periods presented or to other portfolios that were not impacted by purchase accounting. A reconciliation of these non-GAAP measures to the most directly comparable GAAP measure is included on the Investor Relations section of BB&T's website *(www.bbt.com/investor*) and as an appendix to this presentation.

2011 First Quarter Highlights[1]

➢ **Strong improvement in earnings**

  ❑ 1Q11 net income available to common shareholders of $225 million, up 19.7% compared to 1Q10

  ❑ 1Q11 EPS totals $.32, up 18.5% compared to 1Q10

➢ **Solid average loan growth linked quarter**

  ❑ 22.7% growth in Residential Mortgage
  ❑ 3.8% growth in Sales Finance

  ❑ 8.7% growth in C&I
  ❑ 1.0% growth in Total Loans Held for Investment

➢ **Strong linked quarter growth in average client deposits**

  ❑ Average client deposits increased $2.1 billion, or 8.7%

  ❑ Client deposits, excluding CDs, increased $3.2 billion, or 16.8%

➢ **Credit metrics improved across the board for 2nd consecutive linked quarter**

  ❑ OREO, NPLs, performing TDRs, delinquent loans, NPL inflows, watch list loans and charge-offs declined again this quarter

  ❑ Sold approximately $326 million in problem loans during the quarter

  ❑ Sold approximately $177 million in OREO during the quarter

  ❑ Expect to sell more than $500 million in problem assets during 2Q11

[1] Linked quarter growth rates are annualized.

Balance Sheet and Revenue Highlights

- **C&I vs. CRE mix improvement**
  - 1Q11 new production mix 85% C&I / 15% CRE in Community Banking segment
- **Deposit mix improvement**
  - Net new transaction accounts up 15,000 in 1Q11 despite move away from free checking
  - Noninterest-bearing deposits increased to 21% of client deposits in 1Q11 vs. 18% in 1Q10
  - Introduction of BB&T MoneyAccount
  - Moving toward Bright Banking
  - Low attrition rates
- **Small Business**
  - 2% growth in total households compared to last year
  - SBA most active lender in NC and Virginia

- **Growing Niche Lending Businesses**
  - Small ticket consumer
  - Prime automobile
  - Commercial leasing
  - Commercial mortgage
- **Trust and Investment Advisory**
  - Trust and investment advisory revenues increased 9.7%
  - Wealth revenues up 14% compared to 1Q10
  - Investment Services produced a record quarter
- **Corporate Banking**
  - 21% growth in large corporate banking compared to 1Q10
  - 1Q11 Top 10 Southeast bookrunner
  - Energy team in place with strong initial results
  - Strong pipeline, gained momentum in 1Q11
  - Expanding industry specializations

We have hired approximately 200 FTEs in revenue producing businesses since 1Q10

Loan Growth Driven by 8.7% Increase in C&I

Average Loans Held for Investment
($ in billions)



- ➤ Total loan production for the first quarter was $16.0 billion, up 3.8% compared to 1Q10.
- ➤ Continued linked quarter growth in niche lending
  - ❑ Commercial mortgage up 131.2%
  - ❑ Commercial leasing up 23.4%
  - ❑ Small ticket consumer up 4.5%
  - ❑ Prime auto up 3.8%
- ➤ We expect average loan growth for 2011 in the 3% to 5% range.

[1] Excludes Loans Held for Sale.

Average Loan Growth Highlights[1]
($ in millions)

	1Q11 Average Balance	1Q11 vs. 4Q10 $ Increase (Decrease)	1Q11 vs. 4Q10 Annualized % Increase (Decrease)
C&I	$33,433	$ 700	8.7%
Other CRE	11,368	(293)	(10.2)
Sales Finance (Automobile)	7,080	65	3.8
Revolving Credit	2,082	(4)	(.8)
Residential Mortgage	17,926	952	22.7
Specialized Lending	7,797	(140)	(7.2)
Direct Retail (Home equity)	13,672	(98)	(2.9)
Subtotal	**$93,358**	**$1,182**	**5.2%**
ADC	$3,281	$(369)	(41.0)%
Covered and other acquired loans	$5,984	(567)	(35.1)
Total	**$102,623**	**$246**	**1.0%**

Driving Growth in Lower Cost Deposits

Average Client Deposits
($ in billions)



> Interest bearing deposit cost decreased to .82% in 1Q11, compared to .90% in 4Q10.

> Average client deposits, excluding certificates of deposit, increased $3.2 billion, or 16.8% on an annualized linked quarter basis.

> Noninterest-bearing deposits increased 13.7% compared to 1Q10. Transaction accounts reflect normal seasonal fluctuations on a linked quarter basis.

Average Deposit Growth Highlights
($ in millions)

	1Q11 Average Balance	1Q11 vs. 1Q10 % Increase (Decrease)	1Q11 vs. 4Q10 Annualized % Increase (Decrease)
Noninterest-bearing deposits	$20,990	13.7%	(.7)%
Interest checking	3,594	(4.0)	(9.7)
Other client deposits	55,909	8.1	25.7
Client certificates of deposits	21,081	(31.6)	(19.5)
Total client deposits	**$101,574**	**(3.0)%**	**8.7%**

Credit Trends Improve Across the Board For Second Consecutive Linked Quarter[1]



- 2.6% Watch list
- 20.0% Delinquencies[2]
- 11.3% Performing TDRs
- 8.3% NPL inflows
- 2.0% NPLs
- 4.2% OREO
- 2.7% NPAs
- 24.9% Net charge-offs

➤ **Credit trends improved for all metrics in the resolution cycle**

➤ **Continuing to aggressively work through watch list accounts**

[1] Amounts exclude covered assets where applicable.

[2] Includes loans past due 30 days or more and still accruing.

Inflows of New Problem Assets Clearly Improving



Total Loans Past Due and Still Accruing[1]
($ in millions)

- Loans 90 days or more past due and still accruing
- Loans 30 - 89 days past due

- ➢ 2.6% decrease in watch list credits on a linked quarter basis

- ➢ Total delinquencies declined 20.0% to lowest level in 3 years[1]

- ➢ We saw notable improvement in commercial delinquencies, which decreased 21.8%[1]



ADC Loans Held for Investment[2]
(EOP $ in billions)

- ➢ Continue to aggressively reduce problem ADC credits

- ➢ Balances reduced $500 million, including loans held for sale, in 1Q11 and reduced more than $2 billion in the last year

[1] Excludes covered and government guaranteed loans.
[2] As of March 31, 2011 there were $76 million in ADC loans held for sale.

Formation of New Problem Assets Clearly Improving

Total Performing TDRs [1,2]
($ in millions)



- Performing TDRs decreased 11.3% linked quarter
  - Performing commercial TDRs decreased 27.2%
- 73% of TDRs are performing
- 90% of performing TDRs are current

Inflows to Nonaccrual Assets
($ in millions)



- Total inflows decreased 8.3% compared to 4Q10
  - Commercial inflows decreased 8.1%
  - Commercial inflows reflect aggressive efforts to resolve existing watch list accounts

[1] Excludes TDRs that are nonperforming totaling $479 million, $479 million, $489 million, $480 million, and $333 million at March 31, 2011, December 31, 2010, September 30, 2010, June 30, 2010, and March 31, 2010, respectively. These amounts are included in total nonperforming assets.

[2] Excludes government guaranteed loans.

NPAs Decrease for 4th Consecutive Quarter

Total Nonperforming Assets[1]
($ in millions)



Dispositions of Problem Assets
($ in millions)



■ OREO ■ Problem Loans

[1] Excludes covered and government guaranteed assets.

➢ Continued strong 1Q11 results in NPA disposition strategy

➢ Sold approximately $500 million of nonperforming assets this quarter

➢ Average sales price for commercial note sales consistent with our targets

➢ The held for sale portfolio is marked to an average price consistent with actual results

➢ NPL disposition strategy transitioning to cleanup phase – only $189 million remaining

➢ Expect to sell more than $500 million of problem assets in 2Q11

➢ Expect continued steady improvement in NPLs and OREO

Charge-offs Decrease Substantially for 2nd Consecutive Quarter[1]

Net Charge-offs / Average Loans



Allowance for Loan and Lease Losses / Net Charge-offs



- Total charge-offs decreased 24.9% compared to 4Q10; represents the lowest level in two years

- Maintained strong NPL coverage at 103%. Allocated reserves for ADC at 14% of ADC loans

- Continued improvement in credit quality trends may allow for lower provisions in future quarters, however BB&T will remain conservative in our approach

- Expect charge-offs to decline through 1.50% by year-end 2011

[1] Excludes covered loans.

BB&T Operates a Low Risk Mortgage Business

➢ Foreclosure process

    ❑ Values-based lending culture – focused on working with clients

    ❑ Recognized by J.D. Power and Associates for "Highest in Customer Satisfaction With Primary Mortgage Servicers"*

    ❑ Completed reviews of servicing processes and standards – <u>no issues of concern</u>

        ○ Knowledgeable specialists prepare affidavits, no "robo-signing"

        ○ No assignment problems, did not participate in private label securitization

        ○ No foreclosures through MERS

        ○ No dual tracking

➢ Highly successful HAMP modification efforts

    ❑ Since 3Q09, offered almost 4,500 trials with 79% success rate

➢ Repurchase activity

    ❑ Results remain manageable and immaterial

    ❑ $17 million in reserves

    ❑ Very modest compared to the industry

➢ Not part of any regulatory or legal settlement



Repurchases
($ in millions)

*Branch Banking and Trust received the highest numerical score among mortgage servicers in the proprietary J.D. Power and Associates 2010 Primary Mortgage Servicer StudySM. Study based on responses from 4,516 consumers measuring 19 companies and measures the satisfaction of consumers with their current mortgage servicer. Proprietary study results are based on experiences and perceptions of consumers surveyed in May-June 2010. Your experiences may vary. Visit jdpower.com

Margin Outlook Improves

Net Interest Margin



Rate Sensitivities



- ➢ Margin is benefiting from more favorable funding mix, lower cost of funds, and wider credit spreads

- ➢ The impact on net interest income related to assets acquired in the Colonial transaction was a decrease of $23 million due to lower balances compared to last quarter

- ➢ The net positive impact on revenues related to assets acquired in the Colonial transaction was $19 million compared to last quarter

- ➢ Margin will be positively affected by:
  - ❑ more favorable asset and deposit mix
  - ❑ benefits from higher interest rate environment
  - ❑ benefits from lower NPA drag
  - ❑ better credit and funding spreads
  - ❑ lower cost of interest-bearing liabilities

- ➢ Expect margin to remain slightly above 4% for all of 2011

Fee Income

Fee Income Ratio[1]



- 39.0% (1Q10)
- 40.8% (2Q10)
- 42.3% (3Q10)
- 41.8% (4Q10)
- 40.1% (1Q11)

➢ The decline in service charges reflects lower fees resulting from Reg E implementation and seasonality. BB&T introduced Bright Banking in April to offset some of these reductions. Insurance, service charges and Investment Banking are expected to grow this year

➢ The reduction in mortgage banking income reflects lower income from residential mortgage banking activities, an unfavorable net change in mortgage servicing rights and lower production-related income

➢ FDIC loss share income declined compared to 4Q10 because there was no provision for covered loans

Noninterest Income
($ in millions)

	1Q11	1Q11 v. 1Q10 Increase (Decrease)	1Q11 v. 4Q10[2] Increase (Decrease)
Insurance income	$ 250	(1.2)%	1.6%
Service charges on deposits	135	(17.7)	(22.7)
Mortgage banking income	95	6.7	(126.4)
Investment banking and brokerage fees and commissions	87	10.1	(41.8)
Checkcard fees	72	18.0	(5.6)
Other nondeposit fees and commissions	67	3.1	(6.0)
Bankcard fees and merchant discounts	46	15.0	(8.6)
Trust and investment advisory revenues	43	13.2	9.7
Income from bank-owned life insurance	30	(3.2)	(13.1)
FDIC loss share income, net	(58)	NM	NM
Securities gains, net	-	(100.0)	NM
Other income, net	(53)	NM	NM
Total noninterest income	**$ 714**	**(15.4)%**	**(105.2)%**

[1] Excludes securities gains (losses), foreclosed property expense, amortization of intangible assets, merger-related and restructuring charges, the impact of FDIC loss share accounting, and other selected items. See Non-GAAP Reconciliations included in the attached Appendix.
[2] Linked quarter percentages are annualized.

Noninterest Expenses and Efficiency

Efficiency Ratio[1]



- ➤ We expect the efficiency ratio to trend lower the remainder of 2011, falling to the mid-50% level
- ➤ We continue to focus on driving positive operating leverage
- ➤ Linked quarter expense declines reflect lower credit costs in foreclosed property and professional services
- ➤ Other noninterest expenses declined due to lower advertising and marketing costs and lower operational losses

Noninterest Expense
($ in millions)

		1Q11	1Q11 v. 1Q10 Increase (Decrease)	1Q11 v. 4Q10[2] Increase (Decrease)
Personnel expense	$	694	7.4%	9.0%
Foreclosed property expense		143	(19.7)	(47.6)
Occupancy and equipment expense		154	11.6	(2.6)
Professional services		71	(1.4)	(92.6)
Regulatory charges		61	35.6	13.7
Loan processing charges		53	51.4	72.1
Amortization of intangibles		26	(18.8)	(29.0)
Software expense		26	(10.3)	(54.1)
Merger-related and restructuring charges, net		(2)	(111.8)	NM
Other noninterest expenses		146	(2.0)	(51.0)
Total noninterest expense	**$**	**1,372**	**2.3%**	**(14.0)%**

- ➤ The 1Q11 effective tax rate was on target with our expectation at 18.5%.

---

[1] Excludes securities gains (losses), foreclosed property expense, amortization of intangible assets, merger-related and restructuring charges, the impact of FDIC loss share accounting, and other selected items. See Non-GAAP Reconciliations included in the attached Appendix.

[2] Linked quarter percentages are annualized.

Capital Among Industry Leaders[1]

Tier 1 Common Ratio



Tier 1 Capital Ratio



➢ Capital levels increased during the first quarter

➢ BB&T's internal capital generation is more than adequate to maintain capital targets

➢ BB&T's current projection of Tier 1 common under Basel III is well in excess of required minimums

➢ Maintained one of the strongest capital ratio levels in the industry

[1] Current quarter regulatory capital information is preliminary. Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings. Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.

BB&T Among First Group to Increase Dividend



Current Dividend Yield of Stress-Tested Banks[1]

- BBT: 2.4%
- PNC: 2.3%
- JPM: 2.3%
- USB: 2.0%
- BK: 1.8%
- FITB: 1.8%
- MET: 1.7%
- STT: 1.6%
- AXP: 1.6%
- GS: 0.9%
- MS: 0.8%
- WFC: 0.7%
- RF: 0.6%
- KEY: 0.5%
- COF: 0.4%
- BAC: 0.3%
- STI: 0.1%
- C: 0.1%

➤ BB&T received no objection to our proposed capital plan from bank regulators

➤ We have announced a target dividend payout of 30% - 50% of earnings

➤ We currently plan to call all of our trust preferred securities in 2013.

➤ BB&T plans to issue approximately $1.75 billion of Tier 1 qualifying instruments in order to maximize the 150 basis points allowed over Tier 1 Common

➤ We are pleased to have the strongest dividend payout ratio among these financial institutions

[1] Source: SNL Financial as of 4/18/2011

BB&T is Well-Positioned for the Future

➢ We expect meaningful declines in credit costs in coming quarters

➢ Our client service metrics and value proposition in our markets are at historic highs

➢ Our outlook for loan growth is steadily improving

➢ We expect stronger revenues throughout the remainder of 2011

➢ The underlying performance of our businesses is strong

➢ Specific opportunities

- ❑ C&I lending
- ❑ Prime automobile lending
- ❑ Wealth
- ❑ Corporate banking
- ❑ Investment banking
- ❑ Specialized lending

➢ Corporate strengths

- ❑ Re-intermediation
- ❑ Merger Opportunities
- ❑ Growing Markets
- ❑ Significant Investment in Revenue Growth Strategies
- ❑ Community Banking
- ❑ Best Team

Comments Regarding Disclosure

BB&T Corporation does not provide earnings guidance, but does discuss trends regarding the factors that influence potential future performance in both its quarterly earnings release and its quarterly earnings conference call.

These statements constitute "forward-looking statements," as defined in the Private Securities Litigation Reform Act of 1995. Please refer to the slide entitled "Forward Looking Information" for important cautionary information regarding forward-looking statements. BB&T undertakes no obligation to revise these statements following the date of this presentation.

Appendix

Non-GAAP Capital Measures

(Dollars in millions)

	As of / Quarter Ended				
	March 31 2011	Dec. 31 2010	Sept. 30 2010	June 30 2010	March 31 2010
Selected Capital Information [1]					
Risk-based capital					
Tier 1	$14,100	$13,959	$13,828	$13,594	$13,657
Total	18,385	18,319	18,465	18,327	18,658
Risk-weighted assets [2]	116,215	118,131	117,894	116,073	117,410
Average quarterly tangible assets	151,049	153,349	149,253	153,399	157,603
Risk-based capital ratios					
Tier 1	12.1%	11.8%	11.7%	11.7%	11.6%
Total	15.8	15.5	15.7	15.8	15.9
Leverage capital ratio	9.3	9.1	9.3	8.9	8.7
Equity as a percentage of total assets	10.6	10.5	10.7	10.8	10.1
Book value per common share	$23.86	$23.67	$24.11	$24.07	$23.80
Selected Non-GAAP Capital Information [3]					
Tangible common equity as a percentage of tangible assets	7.2%	7.1%	7.0%	7.0%	6.4%
Tier 1 common equity as a percentage of risk-weighted assets	9.3	9.1	9.0	8.9	8.6
Tangible book value per common share	$15.59	$15.43	$15.25	$14.93	$14.67

[1] Current quarter regulatory capital information is preliminary.
[2] Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings.
[3] Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.

Non-GAAP Capital Measures

(Dollars in millions)

	As of / Quarter Ended				
	March 31 2011	Dec. 31 2010	Sept. 30 2010	June 30 2010	March 31 2010
Calculations of Tier 1 common equity and tangible assets and related measures:					
Tier 1 equity	$ 14,100	$ 13,959	$ 13,828	$ 13,594	$ 13,657
Less:					
Qualifying restricted core capital elements	3,248	3,248	3,255	3,254	3,508
Tier 1 common equity	10,852	10,711	10,573	10,340	10,149
Total assets	$157,039	$157,081	$157,230	$155,083	$163,700
Less:					
Intangible assets, net of deferred taxes	6,374	6,391	6,419	6,502	6,519
Plus:					
Regulatory adjustments, net of deferred taxes	572	636	207	187	493
Tangible assets	151,237	151,326	151,018	148,768	157,674
Total risk-weighted assets [1]	$116,215	$118,131	$117,894	$116,073	$117,410
Tangible common equity as a percentage of tangible assets	7.2%	7.1%	7.0%	7.0%	6.4%
Tier 1 common equity as a percentage of risk-weighted assets	9.3	9.1	9.0	8.9	8.6
Tier 1 common equity	$ 10,852	$ 10,711	$ 10,573	$ 10,340	$ 10,149
Outstanding shares at end of period (in thousands)	696,285	694,381	693,560	692,777	691,869
Tangible book value per common share	$ 15.59	$ 15.43	$ 15.25	$ 14.93	$ 14.67

[1] Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings.

Non-GAAP Reconciliations

	Quarter Ended				
	March 31 2011	Dec. 31 2010	Sept. 30 2010	June 30 2010	March 31 2010
Efficiency ratio – GAAP	67.4%	60.9%	57.3%	61.7%	61.2%
Effect of securities gains (losses), net	-	2.4	5.6	5.1	(.1)
Effect of merger-related and restructuring charges, net	.1	(.2)	(.4)	(1.6)	(.7)
Effect of contingency reserve	-	-	-	-	.5
Effect of losses/write-downs on NPA disposition loans	(2.1)	(1.5)	(.6)	-	-
Effect of Colonial premises and equipment adjustments	-	-	-	-	.8
Effect of FDIC loss share accounting	-	2.0	.6	-	.3
Effect of foreclosed property expense	(7.0)	(7.1)	(7.1)	(10.1)	(8.1)
Effect of amortization of intangibles	(1.3)	(1.2)	(1.3)	(1.4)	(1.5)
Efficiency ratio – reported	57.1	55.3	54.1	53.7	52.4
Fee income ratio – GAAP	35.1%	41.3%	45.2%	42.7%	38.5%
Effect of securities gains (losses), net	-	(2.5)	(5.8)	(5.5)	.1
Effect of losses/write-downs on NPA disposition loans	2.2	1.6	.6	-	-
Effect of FDIC loss share accounting	2.8	1.4	2.3	3.6	.4
Fee income ratio – reported	40.1	41.8	42.3	40.8	39.0

Non-GAAP Reconciliations

	As of / For the Quarter Ended				
	March 31 2011	Dec. 31 2010	Sept. 30 2010	June 30 2010	March 31 2010
Asset Quality Ratios (including amounts related to covered loans and covered foreclosed property)[1,2]					
Loans 30-89 days past due and still accruing as a percentage of total loans and leases	1.29%	1.65%	1.86%	1.83%	1.85%
Loans 90 days or more past due and still accruing as a percentage of total loans and leases	1.36	1.34	1.53	1.74	1.66
Nonperforming loans and leases as a percentage of total loans and leases	2.49	2.49	2.64	2.77	2.71
Nonperforming assets as a percentage of:					
Total assets	2.69	2.73	2.81	2.90	2.79
Loans and leases plus foreclosed property	3.97	3.94	4.11	4.24	4.31
Net charge-offs as a percentage of average loans and leases	1.56	2.02	3.31	2.48	1.84
Allowance for loan and lease losses as a percentage of loans and leases held for investment	2.58	2.62	2.56	2.66	2.65
Ratio of allowance for loan and lease losses to:					
Net charge-offs	1.61 X	1.27 X	.75 X	1.06 X	1.41 X
Nonperforming loans and leases held for investment	1.09	1.26	1.32	.98	.96

Applicable ratios are annualized.

[1] Excludes mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase.

[2] Excludes mortgage loans guaranteed by the government.

Non-GAAP Reconciliations

	As of / For the Quarter Ended				
	March 31 2011	Dec. 31 2010	Sept. 30 2010	June 30 2010	March 31 2010
Asset Quality Ratios (excluding amounts related to covered loans and covered foreclosed property)[1,2,3]					
Loans 30-89 days past due and still accruing as a percentage of total loans and leases	1.11%	1.39%	1.65%	1.53%	1.63%
Loans 90 days or more past due and still accruing as a percentage of total loans and leases	.27	.29	.29	.28	.30
Nonperforming loans and leases as a percentage of total loans and leases	2.64	2.64	2.82	2.97	2.91
Nonperforming assets as a percentage of:					
Total assets	2.56	2.64	2.76	2.93	2.82
Loans and leases plus foreclosed property	3.85	3.88	4.12	4.37	4.46
Net charge-offs as a percentage of average loans and leases[4]	1.65	2.15	3.54	2.66	1.99
Allowance for loan and lease losses as a percentage of loans and leases held for investment	2.58	2.63	2.69	2.84	2.84
Ratio of allowance for loan and lease losses to:					
Net charge-offs	1.52 X	1.20 X	.74 X	1.05 X	1.40 X
Nonperforming loans and leases held for investment	1.03	1.19	1.30	.98	.96

Applicable ratios are annualized.

[1] Excludes mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase.

[2] Excludes mortgage loans guaranteed by the government.

[3] These asset quality ratios have been adjusted to remove the impact of covered loans and covered foreclosed property. Appropriate adjustments to the numerator and denominator have been reflected in the calculation of these ratios. Management believes the inclusion of covered loans in certain asset quality ratios that include nonperforming assets, past due loans or net charge-offs in the numerator or denominator results in distortion of these ratios and they may not be comparable to other periods presented or to other portfolios that were not impacted by purchase accounting.

[4] Excluding the impact of losses and balances associated with BB&T's NPA disposition strategy, the adjusted net charge-offs ratio would have been 2.07%, 1.80%, and 2.06% for the fourth quarter of 2010, third quarter of 2010 and second quarter of 2010, respectively.



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